UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40759

Bragg Gaming Group Inc.

(Translation of registrant's name into English)

130 King Street West, Suite 1955

Toronto, Ontario M5X 1E3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	News Release, dated August 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAGG GAMING GROUP INC.

Date: August 1, 2023

	By:	/s/ Yaniv Spielberg
Name: Yaniv Spielberg
Title: Chief Strategy Officer

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